Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 25, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Nestlé India and Dr. Reddy’s to form joint venture to take health science nutraceutical portfolio to consumers across India and other agreed territories.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Nestlé India and Dr. Reddy’s to form joint venture to take health science nutraceutical portfolio to consumers across India and other agreed territories

Gurugram and Hyderabad, India, April 25, 2024: Nestlé India Limited (BSE : 500790, NSE: NESTLEIND) referred hereafter as “Nestlé India” and Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), both together referred as “JV Partners”, today announced that they have entered into a definitive agreement to form a joint venture (“JV Company”) to bring innovative nutraceutical brands to consumers in India and other agreed territories. The partnership will bring together the well-known global range of nutritional health solutions as well as vitamin, minerals, herbals and supplements of Nestlé Health Science (NHSc) with the strong and established commercial strengths of Dr. Reddy’s in India. The joint venture will help JV Partners combine their strengths and grow their complementary nutraceuticals portfolios in categories such as metabolic, hospital nutrition, general wellness , women’s health and child nutrition for consumers across India.

The JV Company will be headquartered in Hyderabad. The JV Company will leverage the capabilities as well as services of the Nestlé Group and Dr. Reddy’s.

Select brands will be licensed by the JV Partners to the JV company. The Nestlé Group will license brands such as Nature's Bounty, Osteo Bi-Flex, Ester-C, Resource High Protein, Optifast, Resource Diabetic, Peptamen, Resource Renal and Resource Dialysis. Dr. Reddy’s will license brands such as Rebalanz, Celevida, Antoxid, Kidrich-D3, Becozinc in the nutrition, and OTC segments. The JV Company is expected to become operational in Q2 of FY’25.

Commenting on the joint venture, Mr. Suresh Narayanan, Chairman and Managing Director, Nestlé India said, “I am very happy to share that we are entering into a joint venture with Dr. Reddy’s Laboratories Ltd. We have been on a journey where we strive to add value to the lives of our consumers through powerful brands and products. This joint venture is another important step in that direction, allowing us to bring our science-backed nutritional solutions to more people across the country. Dr. Reddy’s is a trusted name in the pharmaceutical space and shares our commitment to provide access to high quality products. This joint venture will enable us to build a robust retail and distribution network to take our brands closer to consumers and making a meaningful difference to improve the quality of life.”

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), Dr. Reddy’s said, “This joint venture is a novel approach by two companies that have a shared purpose of good health. We are pleased to partner with Nestlé India to bring innovations from the Nestlé Health Science global portfolio to consumers in India. This novel approach of leveraging mutually complementary strengths of both parent companies will enable better access and affordability for consumers.”

For more information – Nestle India

Ambereen Ali Shah, ambereen.shah@in.nestle.com, +91 9717022731

Amit Kumar Roy, amitkumar.roy@in.nestle.com, +91 8447737626

Nestlé India Limited, Head Office: Nestlé House, Jacaranda Marg, M Block, DLF City Phase – II, Gurugram 122 002 (Haryana)

Registered Office: 100 / 101, World Trade Centre, Barakhamba Lane, New Delhi – 110001,

Corporate Identity Number: L15202DL1959PLC003786

Email ID: ambereen.shah@in.Nestle.com / amitkumar.roy@in.Nestle.com (with a CC to media.india@in.Nestle.com); investor@in.Nestle.com,

Website: www.Nestle.in

For more information – Dr. Reddy’s
Media Relations	Investor Relations
Usha Iyer	Richa Periwal
E-mail: ushaiyer@drreddys.com	E-mail: richaperiwal@drreddys.com

For more information, log on to: www.drreddys.com.